CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK [*].

September 9, 2016

VIA EDGAR AND FEDERAL EXPRESS

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Suzanne Hayes

RE:	CRISPR Therapeutics AG
Registration Statement on Form S-1 (the “Registration Statement”)
CIK No. 0001674416

Dear Ms. Hayes:

This letter is being submitted on behalf of CRISPR Therapeutics AG (the “Company”) to supplementally provide the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with additional information with respect to the above-referenced Registration Statement on Form S-1, in connection with the initial public offering of the Company’s common shares (the “Offering”).

The Company advises the Staff that the Company currently estimates the preliminary price range for the Company’s common shares to be between [*] and [*] per share (the “Preliminary Price Range”), which gives effect for the 3 1/3-for-1 share split the Company completed on July 27, 2016 (the “Stock Split”). The anticipated price range for this offering is based on a number of factors, including the Company’s recent Series B Preferred Share financing in June 2016 at $13.43 per share, the prevailing market conditions and estimates of the Company’s business potential, the general condition of the securities market, the recent market prices of, and the demand for, publicly traded common shares of comparable companies and preliminary discussions with the underwriters

FOIA Confidential Treatment Request Pursuant to Rule 83 by CRISPR Therapeutics AG

Securities and Exchange Commission

September 9, 2016

for this offering regarding potential valuations of the Company. The actual bona fide price range to be included in a subsequent amendment to the Registration Statement has not yet been determined and remains subject to adjustment based on factors outside of the Company’s control. However, the Company believes that the actual bona fide price range will be within the Preliminary Price Range. In addition, the actual price range to be included in such amendment will comply with the Staff’s interpretation regarding the parameters of a bona fide price range.

The following tables summaries all equity awards, broken out by type of award, granted by the Company since September, 2015, after giving effect to the Stock Split:

Grant Date	Type of Award	Number of Shares	Purchase or Exercise Price per Share(1)	Fair Value of Common Shares on Grant Date (2)	Retrospective Fair Values of Common Shares on Grant Date (3)
September 10, 2015	Restricted Share Awards	893,251	$—	$1.85	$3.91
September 10, 2015	Options	1,640,593	$1.85	$1.85	$3.91
November 4, 2015	Options	194,919	$5.60	$5.60	$5.60
December 17, 2015	Options	41,664	$5.74	$5.74	$5.74
December 17, 2015	Restricted Share Awards	8,747	$—	$5.74	$5.74
March 2, 2016	Options	444,922	$5.83	$5.83	$5.83
June 3, 2016	Options	327,330	$12.65	$12.65	$12.65
June 3, 2016	Restricted Share Awards	290,400	$—	$12.65	$12.65
July 1, 2016 (4)	Options	325,998	[*]	[*]	[*]
July 1, 2016 (4)	Restricted Share Awards	166,667	[*]	[*]	[*]
July 15, 2016 (4)	Options	333,332	[*]	[*]	[*]
August 19, 2016 (4) (5)	Options	415,924	[*]	[*]	[*]

(1)	The Company has historically denominated equity awards in Swiss Francs and converted to U.S. dollars using the applicable exchange rate on the date of grant for financial reporting purposes. On July 27, 2016, the Company revised its plan documents to provide that all grants would be denominated in U.S. dollars in preparation for the Company’s Initial Public Offering in the U.S. markets. In connection with the preparation of its financial statements for the quarter ending September 30, 2016, the Company expects to convert all historical exercise prices that were established at the grant date and denominated in Swiss Francs to U.S. dollars using the exchange rate on July 27, 2016 and evaluate the required accounting for this conversion as a modification under Accounting Standards Codification Topic 718 (“ASC 718”). The exercise prices disclosed in this table were used in the Company’s determination of grant date fair value and related equity-based compensation expense under ASC 718.
(2)	Represents the determination by the Company’s board of directors of the fair value of the Company’s common shares on the date of grant, taking into consideration the various objective and subjective factors described below.
(3)	The fair value of common shares at the September 10, 2015 grant date was adjusted in connection with a retrospective fair value assessment for financial reporting purposes. The fair value of common shares at all other grant dates in the table was determined in connection with a contemporaneous fair value assessment.
(4)

For financial reporting purposes, the Company converted the Swiss Franc denominated June 3, 2016 valuation to establish the prevailing grant date fair value in U.S Dollars using the Swiss Franc-to-U.S. dollar exchange rate in effect on each grant date hence the marginal fluctuation in fair market value in U.S dollars from the June 3, 2016 valuation. As discussed in further detail below, the Company determined that there was

Securities and Exchange Commission

September 9, 2016

no change in fair value of its common stock from June 3, 2016 through August 19, 2016.
(5)	As discussed in further detail below, the Company determined that there was no change in fair value of its common shares from June 3, 2016 through August 19, 2016. The exercise price for the August 19, 2016 grant is lower than the immediately previous grant because the exercise price was calculated by converting the Swiss Franc denominated June 3, 2016 valuation using the Swiss Franc-to-U.S. dollar exchange rate in effect on July 27, 2016. The difference between the exercise price and the fair value will be reflected in the stock compensation recorded by the Company beginning on the grant date.

As there has been no public market for the Company’s equity instruments to date, the estimated fair value of the Company’s common shares has been determined by the Company’s board of directors as of the grant date, with input from management, based on the most recently available third-party valuations of common shares. The third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The valuations of the Company’s common shares were based on a number of objective and subjective factors, including external market conditions affecting the biotechnology industry sector, the prices at which the Company sold preferred shares, the superior rights and preferences of securities senior to the Company’s common shares, expected cash flows from collaboration and joint venture agreements and the likelihood of achieving an initial public offering.

The Company’s third-party valuations used a hybrid of the probability-weighted expected return method, or PWERM, and the option-pricing method, or OPM, referred to as the hybrid method. Under the PWERM, share value is derived from the probability-weighted present value of expected future investment returns, considering possible outcomes available to the Company, as well as the economic and control rights of each share class. Under the OPM, the Company’s common and preferred securities are treated as call options on the total equity value of the company, with exercise prices based on the value thresholds at which the allocation among the various holders of the Company’s securities changes.

The Company’s valuations contemplate two possible outcomes: an initial public offering scenario, or IPO scenario, and a remaining privately funded scenario, or remain private scenario. The IPO scenario was valued under the PWERM and the remain private scenario was valued under the OPM. Under the hybrid method, the values derived for each scenario were given a probability weighting to determine the fair value of the Company’s common shares.

Preliminary Price Range Compared to Most Recent Valuation

The Preliminary Price Range for the Company’s initial public offering was determined based on quantitative and qualitative factors. As is typical in initial public offerings, the Preliminary Price Range was not derived using a formal determination of fair value, but was determined based upon discussions between the Company and its underwriters. Among the factors considered in setting the price range for this offering were the following:

•	a fundamental analysis of the business including a discounted cash flow valuation;

Securities and Exchange Commission

September 9, 2016

•	an analysis of the typical valuation ranges seen in recent IPOs for companies in the biotechnology industry;
•	the general condition of the securities market and the recent market prices of, and the demand for, publicly traded common shares of generally comparable companies;
•	an assumption that there would be a receptive public trading market for biopharmaceutical companies such as the Company; and
•	an assumption that there would be sufficient demand for the Company’s common shares to support the offering size contemplated by the Company and the underwriters.

In addition, the Company believes that the difference in value reflected between the midpoint of the Preliminary Price Range of $[*] per share (the “Midpoint”) and the board of directors’ determination of the fair value of the Company’s common shares of $12.65 per share on June 3, 2016 (as discussed below) was primarily the result of the following subsequent events and circumstances:

•

The Midpoint price is based only upon a scenario in which the Company completes this offering and is not probability weighted, in contrast to the Company’s prior valuations of the Company’s common shares, which considered the potential of remaining privately funded, which would result in a lower value of the Company’s common shares than an initial public offering. In the June 3, 2016 third-party valuation considered by the Company’s board of directors, the probability weighting for a near-term IPO and remaining private was assessed at [*] and [*], respectively.

•

The Midpoint price assumes that the Offering has occurred and excludes a discount for lack of marketability of the Company’s common shares, which was included in the valuation of the Company’s common shares on June 3, 2016. In the June 3, 2016 valuation, the discounts for lack of marketability applied to the Offering and remaining private scenarios were [*] and [*], respectively.

•

The significant benefits the Company expects to accrue as a result of becoming publicly traded, including (i) a substantial increase in the Company’s cash position after receiving the net proceeds from the Offering, including the concurrent private placement of $35.0 million from Bayer (ii) an anticipated improved ability to raise equity and debt capital going forward, and at a lower expected cost of capital and with reduced borrowing costs, as a result of being a publicly traded company, and (iii) the expected increased attractiveness of the Company’s equity as a currency to raise capital, compensate employees and other strategic transactions.

•

The Company’s currently outstanding convertible preferred shares have substantial economic rights and preferences superior to the Company’s common shares. The Midpoint price assumes the conversion of the Company’s convertible preferred shares to common shares upon the completion of this offering and the corresponding elimination of such superior economic rights and preferences.

Securities and Exchange Commission

September 9, 2016

The Company believes the anticipated price range for this offering is reasonable based on the above referenced factors.

Historical Fair Value Determination Methodology

September 10, 2015 Valuation

The third-party valuation as of September 10, 2015 was performed retrospectively. In order to estimate the investment return for the IPO scenario, the Company considered the median step-up in value from the most-recent preferred financing to the Midpoint price for biotechnology IPOs completed in the ten months preceding the appraisal date. The Company applied this step-up to the April 14, 2015 Series A-3 preferred share price (i.e. the most recent arms-length financing) and multiplied this value by the number of common equivalent shares outstanding to estimate its future value in the event of an IPO. The Company also considered the pre-money valuation of recent IPO’s. As the step-up and pre-money IPO valuations were considered equally reliable, the Company used an average of the two methods as the future equity value under the IPO scenario. The future equity value at the expected IPO date was allocated to each class of preferred and common shares assuming conversion of all preferred to common. The Company estimated the time to an IPO at [*] years based on the board of directors’ assessment of the Company’s prospects, investors’ motivations and market conditions. The Company then discounted the values of the equity at a rate of [*]. The Company’s selected discount rate is consistent with studies of the expected rates of return by venture capital investors, as presented in the AICPA Practice Aid. The Company also applied a discount for lack of marketability of [*] based on a put option analysis under the IPO scenario.

In the remain privately funded scenario, the Company applied the OPM to determine the value of common shares based on an equity value derived from a discounted cash flow, or DCF, analysis and the Company’s available liquidity at the appraisal date. The value of the Vertex collaboration agreement, executed in October 2015 and in final negotiation as of the appraisal date, was estimated using a DCF analysis based on expected options exercises under the agreement and related probability-weighted milestone payments. The value of the Vertex collaboration agreement was combined with the Company’s cash on hand at the appraisal date to derive the total equity value of the Company under the remain privately funded scenario. This total equity value was then allocated amongst the classes of equity using the OPM. The Company applied a discount for lack of marketability of [*] based on a put option analysis under the OPM scenario.

The values indicated were probability weighted at [*] and [*] for the remain private scenario and the IPO scenario, respectively. The Company believes that the probability weighting was appropriate because the Company had made progress towards an IPO with an expected date of [*] but at the appraisal date it was not more likely that an IPO would occur as such the remain private scenario was weighted more heavily at this valuation date.

Based on this methodology, the Company determined that the fair value of its common shares was $3.91 per share as of September 10, 2015 and used this value for all awards granted on this date.

Securities and Exchange Commission

September 9, 2016

November 4, 2015 Valuation

The third party valuation as of November 4, 2015 was performed contemporaneously. In order to estimate the investment return for the IPO scenario, the Company considered the step-up in value from the most-recent preferred financing to the IPO price for biotechnology IPOs completed in the ten months preceding the appraisal date. Utilizing the [*] percentile of this group, the Company applied this step-up to the Series A-3 preferred share price (i.e. the most recent arms-length financing) and multiplied this value by the number of common equivalent shares outstanding to estimate its future value in the event of an IPO. The Company also considered the pre-money valuation of other recent IPOs. As the step-up and pre-money IPO valuations were considered equally reliable, the Company used an average of the two methods as the future equity value under the IPO scenario. The future equity value at the expected IPO date was allocated to each class of preferred and common shares assuming conversion of all preferred to common. At this point, the Company estimated the time to an IPO at [*] years. The Company then discounted the values of the equity at a rate of [*]. The Company’s selected discount rate is consistent with studies of the expected rates of return by venture capital investors, as presented in the AICPA Practice Aid. The Company also applied a discount for lack of marketability of [*] based on a put option analysis under the IPO scenario.

In the remain privately funded scenario, the Company applied the OPM to determine the value of common shares based on an equity value derived from a DCF analysis and the Company’s available liquidity at the appraisal date. The value of the Vertex collaboration agreement, executed in October 2015, was estimated using a DCF analysis based on expected options exercises under the agreement and related probability-weighted milestone payments. The value of the Bayer joint venture agreement, executed in December 2015 and in final negotiation as of the appraisal date, was estimated using a probability-weighted DCF analysis. The estimated value of the Bayer joint venture agreement was also probability-weighted for the Company’s expectations as to the final execution of the agreement at the appraisal date. The value of the Vertex collaboration agreement and Bayer joint venture agreement was combined with the Company’s cash on hand at the appraisal date and used as the total equity value under the remain privately funded scenario. This total equity value was then allocated amongst the classes of equity using the OPM. The Company also applied a discount for lack of marketability of [*] based on a put option analysis under the OPM scenario.

The values indicated were probability weighted at [*] and [*] for the remain private scenario and the IPO scenario, respectively. The Company believed that the probability weighting was appropriate because the Company had made further progress towards an IPO following the successful execution of the Vertex collaboration agreement and entering into final negotiations of the Bayer joint venture agreement and the Company had moved closer to the expected IPO date in [*]. As such, the IPO scenario was weighted more heavily at this valuation date and as compared to the September 10, 2015 valuation.

Based on this methodology, the Company determined that the fair value of its common shares was $5.60 per share as of November 4, 2015 and used this value for all awards granted on this date. The estimated per share fair value of the Company’s common shares as of November 4, 2015

Securities and Exchange Commission

September 9, 2016

of $5.60 per share increased from the September 10, 2015 of $3.91 per share primarily due to the following factors:

•	Contemplation of the Bayer joint venture agreement, executed in December 2015, as a result of entering into the final stages of negotiation with Bayer.
•	Increased probability of an IPO.

December 17, 2015 Valuation

The Company’s third party valuation as of December 17, 2015 was performed contemporaneously. In order to estimate the investment return for the IPO scenario, the Company considered the step-up in value from the most-recent preferred financing to the IPO price for biotechnology IPOs completed in the eleven months preceding the appraisal date. Utilizing the [*] percentile of this group, the Company applied this step-up to the Series A-3 preferred share price (i.e. the most recent arms-length financing) and multiplied this value by the number of common equivalent shares outstanding to estimate its future value in the event of an IPO. The Company also considered the pre-money valuation of recent IPO’s. As the step-up and pre-money IPO valuations were considered equally reliable, the Company used an average of the two methods to determine future equity value under the IPO scenario. The future equity value at the expected IPO date was allocated to each class of preferred and common shares assuming conversion of all preferred to common. At this point, the Company estimated the time to an IPO at [*] years. The Company then discounted the values of the equity at a rate of [*] and applied a discount for lack of marketability of [*] based on a put option analysis under the IPO scenario. The Company’s selected discount rate is consistent with studies of the expected rates of return by venture capital investors, as presented in the AICPA Practice Aid. The estimate of the discount for lack of marketability decreased based on the reduced time from the appraisal date to the expected IPO date in [*].

In the remain privately funded scenario, the Company applied the OPM to determine the value of common shares based on an equity value derived from a DCF analysis and the Company’s available liquidity at the appraisal date. The value of the Vertex collaboration agreement, executed in October 2015, was estimated using a DCF analysis based on expected options exercises under the agreement and related probability-weighted milestone payments. The value of the Bayer joint venture agreement, executed in December 2015, was estimated using a probability-weighted DCF analysis. The value of the Vertex collaboration agreement and Bayer joint venture agreement was combined with the Company’s cash on hand at the appraisal date and used as the total equity value under the remain privately funded scenario. This total equity value was then allocated amongst the classes of equity using the OPM. The Company also applied a discount for lack of marketability of [*] based on a put option analysis under the OPM scenario.

The values indicated were probability weighted at [*] and [*] for the remain private scenario and the IPO scenario, respectively. The Company believed that the probability weighting was appropriate because the Company had made further progress towards an IPO following the successful execution of the Bayer joint venture agreement and the Company had moved closer to the expected IPO date in [*]. As such, the IPO scenario was weighted more heavily at this valuation date and as compared to the November 14, 2015 valuation.

Securities and Exchange Commission

September 9, 2016

Based on this methodology, the Company determined that the fair value of its common shares was $5.74 per share and this value was used for all equity-based awards granted on December 17, 2015. The estimated fair value of the Company’s common shares as of December 17, 2015 of $5.74 per share increased from the November 4, 2015 value of $5.60 per share primarily due to the following:

•	The final execution of the Bayer joint venture agreement in December 2015.
•	Increased probability of taking the Company public through an IPO.

March 2, 2016 Valuation

The Company’s third party valuation as of March 2, 2016 was performed contemporaneously. In order to estimate the investment return for the IPO scenario, the Company considered the step-up in value from the most-recent preferred financing to the IPO price for biotechnology IPOs in the twelve months preceding the appraisal date. Utilizing the [*] percentile of this group, the Company applied this step-up to the Series A-3 preferred share price (i.e. the most recent arms-length financing) and multiplied this value by the number of common equivalent shares outstanding to estimate its future value in the event of an IPO. The Company also considered the pre-money valuation of recent IPO’s. As the step-up and pre-money IPO valuations were considered equally reliable, the Company used an average of the two methods to determine future equity value under the IPO scenario. The future equity value at the expected IPO date was allocated to each class of preferred and common shares assuming conversion of all preferred to common. At this point, the Company estimated the time to an IPO date as [*] years. The change of the expected IPO date from [*] to [*] was based on market timing considerations and was not reflective of the Company’s progress towards an IPO or probability of an IPO. The Company then discounted the values of the equity in the IPO scenario at a rate of [*]. The Company’s selected discount rate is consistent with studies of the expected rates of return by venture capital investors, as presented in the AICPA Practice Aid. The Company also applied a discount for lack of marketability of 22% based on a put option analysis under the IPO scenario. The estimate of the discount for lack of marketability increased based on the change of the expected IPO date from [*] to [*].

In the remain privately funded scenario, the Company applied the OPM to determine the value of common shares based on an equity value derived from a DCF analysis and the Company’s available liquidity at the appraisal date. The value of the Vertex collaboration agreement, executed in October 2015, was estimated using a DCF analysis based on expected options exercises under the agreement and related probability-weighted milestone payments. The value of the Bayer joint venture agreement, executed in December 2015, was estimated using a probability-weighted DCF analysis. The value of the Vertex collaboration agreement and Bayer joint venture agreement was combined with the Company’s cash on hand at the appraisal date and used as the total equity value of the Company under the remain privately funded scenario. This total equity value was then allocated amongst the classes of equity using the OPM. The Company also applied a discount for lack of marketability of [*] based on a put option analysis under the OPM scenario.

Securities and Exchange Commission

September 9, 2016

The values indicated were probability weighted at [*] and [*] for the remain private scenario and the IPO scenario, respectively. The Company believed that the probability weighting was appropriate because the Company had made significant progress towards an IPO. As such, the IPO scenario was weighted more heavily than the remain private scenario at this valuation date. The IPO scenario weighting approximated the December 17, 2015 valuation IPO scenario weighting because the expected IPO date had extended from [*] to [*].

Based on this methodology, the Company determined that the fair value of its common shares was $5.83 per share and used this value for all awards granted on March 2, 2016. The estimated fair value of the Company’s common shares as of March 2, 2016 of $5.83 per share increased from the December 17, 2015 fair value of $5.74 per share primarily due to an increase in observed pre-money valuations and step-ups in recent biotechnology IPOs.

June 3, 2016 Valuation

The Company’s third party valuation as of June 3, 2016 was performed contemporaneously. In order to estimate the investment return for the IPO scenario, the Company estimated its pre-money valuation based on management’s expectations as to a future equity value. These expectations were developed based on preliminary valuation discussions between management and their underwriters and indications observed in the market for companies in a comparable field of biotechnology that had recently priced their IPOs at a higher valuation than other less comparable fields of biotechnology. The future equity value at the expected IPO date was then allocated to each class of preferred shares and the common shares assuming conversion of all preferred to common. At this point, the Company estimated the time to an IPO at [*] years. The Company then discounted the values of the equity in the IPO scenario at a rate of [*]. The Company’s selected discount rate is consistent with studies of the expected rates of return by venture capital investors, as presented in the AICPA Practice Aid. The Company also applied discount for lack of marketability of [*] based on a put option analysis under the IPO scenario. The Company decreased its estimate of the discount for lack of marketability based on the reduced time from the appraisal date to the expected IPO date in [*].

In the remain privately funded scenario, the Company applied the OPM to determine the value of common shares based on an equity value derived from a DCF analysis and the Company’s available liquidity at the appraisal date. The value of the Vertex collaboration agreement, executed in October 2015, was estimated using a DCF analysis based on expected options exercises under the agreement and related probability-weighted milestone payments. The value of the Bayer joint venture agreement, executed in December 2015, was estimated using a probability-weighted DCF analysis. The value of the Vertex collaboration agreement and Bayer joint venture agreement was combined with the Company’s cash on hand at the appraisal date and used as the total equity value under the remain privately funded scenario. This total equity value was then allocated amongst the classes of equity using the OPM. The Company also applied a discount for lack of marketability of [*] based on a put option analysis under the OPM scenario.

Securities and Exchange Commission

September 9, 2016

The values indicated were probability weighted at [*] and [*] for the remain private scenario and the IPO scenario, respectively. The Company believed that the probability weighting was appropriate because the Company had made further progress towards an IPO following the confidential filing of a draft registration statement with the SEC and the Company entering into negotiations with a majority of outside investors for the final preferred round of Series B financing (the “Cross-Over Financing”) prior to a planned IPO in [*]. As such, the IPO scenario was weighted more heavily at this valuation date and as compared to the March 2, 2016 valuation.

Based on this methodology, the Company determined that the fair value of its common shares was $12.65 per share and used this value, or a value that approximated this value as adjusted for fluctuations in the Swiss franc to U.S. Dollar exchange rate between June 3, 2016 and August 19, 2016, for all awards granted on June 3, 2016, July 1, 2016, July 15, 2016 and August 19, 2016. The Company notes that there were no significant indicators of change in value between June 3, 2016 and August 19, 2016, the Company’s most recent equity award grant date, that were not already contemplated in the June 3, 2016 valuation.

The estimated per share fair value of the Company’s common shares calculated in the valuation as of June 3, 2016 of $12.65 per share increased from the March 2, 2016 of $5.83 per share primarily due to the following factors:

•

On June 20, 2016, the Company issued additional Series B Preferred Shares in a Cross-over Financing to a majority of new investors in exchange for $38.1 million at $13.43 per share. The occurrence and value enhancement of this arms-length financing transaction was contemplated in the June 3, 2016 valuation.

•	An increase in the pre-money valuation upon IPO based on management’s expectations as to future equity value.
•	Improved financial position resulting from the receipt of the balance of the Series A-3 Preferred Share subscription receivable of $22.8 million in May 2016.
•	Increased probability of taking the Company public through an IPO.

The Company respectfully requests that the Staff return to us this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. We have provided a self-addressed stamped envelope for this purpose. In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 (1992) for this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

***

If you have any questions or comments regarding the foregoing, or if there is any additional information that we might provide to assist the Staff’s review, please contact the undersigned at (617) 570-1393.

Sincerely,

/s/ Robert E. Puopolo

Robert E. Puopolo

cc:	Rodger Novak, Chief Executive Officer, CRISPR Therapeutics AG

Marc Becker, Chief Financial Officer, CRISPR Therapeutics AG

Mitchell S. Bloom, Goodwin Procter LLP